MORSE, ZELNICK, ROSE & LANDER
                         A LIMITED LIABILITY PARTNERSHIP

                                 405 PARK AVENUE
                          NEW YORK, NEW YORK 10022-4405
                                  212-838-1177
                               FAX - 212-838-9190

                                                                    June 6, 2007

United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
Washington, D.C. 20549

                     RE: VAUGHAN FOODS, INC.
                           AMENDMENT NO. 9 TO REGISTRATION STATEMENT ON FORM S-1 FILED MAY 11, 2007
                           FILE NO. 333-137861

Sirs and Mesdames:

      This letter responds to the Staff's comment letter dated May 25, 2007, regarding the above-referenced Amendment to the Registration Statement filed on Form S-1/A by Vaughan Foods (the "Company"). For ease of reference, your inquiries have been incorporated in this letter in boldfaced type followed by our responses.

AMENDMENT NO. 9 TO REGISTRATION STATEMENT ON FORM S-I
-----------------------------------------------------

UNAUDITED PROFORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS, PAGE F-32
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1.    ELIMINATE THE ADJUSTMENT REFLECTING ONE YEAR'S INTEREST INCOME ON THE NET
      CASH PROCEEDS OF THE IPO, WHICH YOU EXPLAIN AT FOOTNOTE (B4). REGULATION S-X, RULE 11-02(b)(6) REQUIRES THAT PRO FORMA ADJUSTMENTS BE EXPECTED TO HAVE A CONTINUING IMPACT. FUTURE USE OF CASH PROCEEDS IS UNCERTAIN AND, THEREFORE, ADJUSTMENTS FOR RELATED INTEREST INCOME ARE INAPPROPRIATE.

      We agree with the Commission and have eliminated the interest income from the proforma income statements.



                                                  Very truly yours,


                                                  /s/STEPHEN A. ZELNICK
                                                  --------------------------
                                                  Stephen A. Zelnick